FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of October, 2005


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                                  BG Group plc



BG Group Share Incentive Plan

On 25 October 2005, the following Executive Directors and Persons Discharging Managerial Responsibility (PDMRs) were awarded the numbers of BG Group plc Ordinary Shares of 10p each set out below at a price of 408.85p per share under the terms of the BG Group Share Incentive Plan (SIP). As a result of these awards the individual interests in the ordinary share capital of BG Group plc have increased as shown.


                 Ordinary 10p Shares                Revised Beneficial Interest
          awarded on 25 October 2005                     in Ordinary 10p Shares



Executive Directors
Frank Chapman                     183                                  435,179
William Friedrich                 183                                  474,402
Ashley Almanza                    183                                  138,411

PDMRs
Jorn Berget                       183                                      183
Charles Bland                     183                                   79,260
Peter Duffy                       183                                   66,839
Stuart Fysh                       184                                   44,103
Peter Hughes                      183                                      183
Stefan Ricketts                   183                                   24,330
Dave Roberts                      184                                    2,763


Note: The SIP is an Inland Revenue approved all-employee share scheme. Under the rules of the SIP, partnership shares are awarded to all eligible employees at the lower of the market value at the beginning of the six-month accumulation period and the date the shares are acquired.

BG Group plc
26 October 2005

website www.bg-group.com




 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       BG Group plc


Date: 26 October, 2005                             By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary